                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


            X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
           ---                 EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1996

                                       OR

              ___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                    For the transition period from N/A to N/A


                          COMMISSION FILE NUMBER 1-5046


                  CNF TRANSPORTATION INC. THRIFT AND STOCK PLAN


                             CNF TRANSPORTATION INC.
                      Incorporated in the State of Delaware
                  I.R.S. Employer Identification No. 94-1444798
                3240 Hillview Avenue, Palo Alto, California 94304
                         Telephone Number (415) 494-2900


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons administering the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  CNF Transportation Inc. Thrift and Stock Plan


June 27, 1997                                  /s/Eberhard G.H. Schmoller
                                               --------------------------
                                                  Eberhard G.H. Schmoller
                                                  Senior Vice President and
                                                   General Counsel

                          CNF TRANSPORTATION INC.
                          (FORMERLY CONSOLIDATED FREIGHTWAYS, INC.)
                          THRIFT AND STOCK PLAN

                          FINANCIAL STATEMENTS AND SCHEDULES
                          AS OF DECEMBER 31, 1996 AND 1995
                          TOGETHER WITH AUDITORS' REPORT

                             CNF TRANSPORTATION INC.
                             -----------------------
                    (FORMERLY CONSOLIDATED FREIGHTWAYS, INC.)
                    -----------------------------------------
                              THRIFT AND STOCK PLAN
                              ---------------------

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                   -------------------------------------------

                        AS OF DECEMBER 31, 1996 AND 1995
                        --------------------------------





REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS:

  Statement of Net Assets Available for Plan Benefits with Fund Information as of December 31, 1996

  Statement of Net Assets Available for Plan Benefits with Fund Information as of December 31, 1995

  Statement of Changes in Net Assets Available for Plan Benefits with Fund
     Information for the Year Ended December 31, 1996


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SUPPLEMENTAL SCHEDULES:

  Schedule I: Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1996

  Schedule II: Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1996

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Compensation Committee of the
  CNF Transportation Inc. Board of Directors:

We have audited the accompanying statements of net assets available for plan benefits of the CNF TRANSPORTATION INC. (FORMERLY CONSOLIDATED FREIGHTWAYS, INC.) THRIFT AND STOCK PLAN as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Arthur Andersen LLP

Portland, Oregon,
  June 25, 1997






                                                                             CNF TRANSPORTATION INC.
                                                                    (FORMERLY CONSOLIDATED FREIGHTWAYS, INC.)

                                                                              THRIFT AND STOCK PLAN


                                                    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                                             AS OF DECEMBER 31, 1996



                                                                      Participant Directed
                                      ------------------------------------------------------------------------------------


                                                                                            Science and
                                          Growth         New Income         Equity          Technology      International
                                        Stock Fund         Fund           Income Fund         Fund           Stock Fund
                                        -----------    -----------       -----------      -----------      -------------
ASSETS:
  Investments, at fair value
    Mutual Funds                     $59,611,145      $18,522,000       $52,400,240      $43,503,247        $15,079,537
    Common Trust Funds                         -                -                 -                -                  -
    Participant Loans                          -                -                 -                -                  -
    CNF Equity                                 -                -                 -                -                  -
    CFC Equity                                 -                -                 -                -                  -
                                      -----------      -----------       -----------      -----------       -----------
          Total investments           59,611,145       18,522,000        52,400,240       43,503,247         15,079,537


  Contributions receivable-
    Participants                         214,136           67,845           179,153          221,556             78,446
    Company                                    -                -                 -                -                  -
                                      -----------      -----------       -----------      -----------       -----------
          Total contributions
            receivable                   214,136           67,845           179,153          221,556             78,446


  Due from Preferred Stock Fund-
    Unallocated                                -                -                 -                -                  -
  Dividend receivable                          -                -                 -                -                  -
  Cash                                         -                -                 -                -                  -
                                      -----------      -----------       -----------      -----------       -----------
          Total assets                59,825,281       18,589,845        52,579,393       43,724,803         15,157,983
                                      -----------      -----------       -----------      -----------       -----------

LIABILITIES:
  Notes payable                                -                -                 -                -                  -
  Accrued interest payable                     -                -                 -                -                  -
  Due to Preferred Stock Fund-
    Allocated                                  -                -                 -                -                  -
                                      -----------      -----------       -----------      -----------       -----------
          Total liabilities                    -                -                 -                -                  -
                                      -----------      -----------       -----------      -----------       -----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS                              $59,825,281      $18,589,845       $52,579,393      $43,724,803       $15,157,983
                                      ===========      ===========       ===========      ===========       ===========



                                                                      Participant Directed
                                        ---------------------------------------------------------------------------------
                                                                               U.S.                           Retirement
                                                                            Treasury        Retirement         Strategy
                                          Equity            Bond              Money          Strategy           Trust-
                                          Index             Index            Market          Trust-          Conservative
                                          Trust             Trust             Trust         Balanced            Growth
                                        ----------         --------        -----------     -----------       ------------
ASSETS:
  Investments, at fair value
    Mutual Funds                     $        -         $     -          $        -       $       -         $       -
    Common Trust Funds                2,857,793         702,304          36,237,785       8,645,052         2,806,610
    Participant Loans                         -               -                   -               -                 -
    CNF Equity                                -               -                   -               -                 -
    CFC Equity                                -               -                   -               -                 -
                                      ----------       --------          -----------      ----------       ----------
          Total investments           2,857,793         702,304          36,237,785       8,645,052         2,806,610


  Contributions receivable-
    Participants                         32,862           6,360             142,050          50,884            29,682
    Company                                   -               -                   -               -                 -
                                      ----------       --------          -----------      ----------       ----------
          Total contributions
            receivable                   32,862           6,360             142,050          50,884            29,682


  Due from Preferred Stock Fund-
    Unallocated                               -               -                   -               -                 -
  Dividend receivable                         -               -                   -               -                 -
  Cash                                        -               -                   -               -                 -
                                      ----------       --------          -----------      ----------       ----------
          Total assets                2,890,655         708,664          36,379,835       8,695,936         2,836,292
                                      ----------       --------          -----------      ----------       ----------

LIABILITIES:
  Notes payable                               -               -                   -               -                 -
  Accrued interest payable                    -               -                   -               -                 -
  Due to Preferred Stock Fund-
    Allocated                                 -               -                   -               -                 -
                                      ----------       --------          -----------      ----------       ----------
          Total liabilities                   -               -                   -               -                 -
                                      ----------       --------          -----------      ----------       ----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS                              $2,890,655       $708,664          $36,379,835      $8,695,936       $2,836,292
                                      ==========       ========          ===========      ==========       ==========

                                                             Participant Directed
                                        ------------------------------------------------------------
                                        Retirement
                                         Strategy             CNF             CFC
                                          Trust-            Common           Common
                                        Income Plus       Stock Fund       Stock Fund      Loan Fund
                                        -----------      ------------     ------------    -----------
ASSETS:
  Investments, at fair value
    Mutual Funds                         $     -          $     -           $     -         $      -
    Common Trust Funds                   990,889                -                 -                -
    Participant Loans                          -                -                 -       20,550,234
    CNF Equity                                 -        4,849,158                 -                -
    CFC Equity                                 -                -         4,979,738                -
                                      ----------       ----------        ----------       -----------
          Total investments              990,889        4,849,158         4,979,738       20,550,234


  Contributions receivable-
    Participants                          10,601           26,502                 -                -
    Company                                    -                -                 -                -
                                      ----------       ----------        ----------       -----------
          Total contributions
            receivable                    10,601           26,502                 -                -


  Due from Preferred Stock Fund-
    Unallocated                                -                -                 -                -
  Dividend receivable                          -                -                 -                -
  Cash                                         -                -                 -                -
                                      ----------       ----------        ----------       -----------
          Total assets                 1,001,490        4,875,660         4,979,738       20,550,234
                                      ----------       ----------        ----------       -----------

LIABILITIES:
  Notes payable                                -                -                 -                -
  Accrued interest payable                     -                -                 -                -
  Due to Preferred Stock Fund-
    Allocated                                  -                -                 -                -
                                      ----------       ----------        ----------       -----------
          Total liabilities                    -                -                 -                -
                                      ----------       ----------        ----------       -----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS                              $1,001,490       $4,875,660        $4,979,738       $20,550,234
                                      ==========       ==========        ==========       ===========

                                                        Non-Participant Directed
                                     ----------------------------------------------------------------

                                          CNF            Preferred         Preferred
                                        Common          Stock Fund-       Stock Fund-
                                      Stock Fund         Allocated       Unallocated         Total
                                      ----------         ---------       -----------         -----
ASSETS:
  Investments, at fair value
    Mutual Funds                     $        -           $      -          $        -    $ 189,116,169
    Common Trust Funds                        -                  -                   -       52,240,433
    Participant Loans                         -                  -                   -       20,550,234
    CNF Equity                       20,523,982         27,968,500         132,191,526      185,533,166
    CFC Equity                                -                  -                   -        4,979,738
                                     -----------        -----------       -------------    -------------
          Total investments          20,523,982         27,968,500         132,191,526      452,419,740


  Contributions receivable-
    Participants                              -                  -                   -        1,060,077
    Company                           1,359,164                  -             447,821        1,806,985
                                     -----------        -----------       -------------    -------------
          Total contributions
            receivable                1,359,164                  -             447,821        2,867,062


  Due from Preferred Stock Fund-
    Unallocated                               -          1,969,568                   -        1,969,568
  Dividend receivable                         -                  -           6,117,834        6,117,834
  Cash                                   46,383                  -                   -           46,383
                                     -----------        -----------       -------------    -------------
          Total assets               21,929,529         29,938,068         138,757,181      463,420,587
                                     -----------        -----------       -------------    -------------

LIABILITIES:
  Notes payable                               -                  -        (146,900,000)    (146,900,000)
  Accrued interest payable                    -                  -          (6,367,966)      (6,367,966)
  Due to Preferred Stock Fund-
    Allocated                                 -                  -          (1,969,568)      (1,969,568)
                                     -----------        -----------       -------------    -------------
          Total liabilities                   -                  -        (155,237,534)    (155,237,534)
                                     -----------        -----------       -------------    -------------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS                            $21,929,529        $29,938,068       $ (16,480,353)   $ 308,183,053

The accompanying notes are an integral part of this statement.


                                                                           CNF TRANSPORTATION INC.
                                                                  (FORMERLY CONSOLIDATED FREIGHTWAYS, INC.)

                                                                            THRIFT AND STOCK PLAN


                                                  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                                           AS OF DECEMBER 31, 1995



                                                                             Participant Directed
                                                  -------------------------------------------------------------------------------
                                                                                                  Science and
                                                  Growth          New Income       Equity          Technology      International
                                                Stock Fund          Fund         Income Fund         Fund           Stock Fund
                                                -----------      -----------     -----------      -----------      -------------



ASSETS:
  Investments, at fair value-
    Mutual Funds                              $70,271,798      $26,907,453     $62,913,764      $51,057,218       $15,341,296
    Common Trust Funds                                  -                -               -                -                 -
    Participant Loans                                   -                -               -                -                 -
    CNF Equity                                          -                -               -                -                 -
                                              -----------      -----------     -----------      -----------       -----------
          Total investments                    70,271,798       26,907,453      62,913,764       51,057,218        15,341,296

  Contributions receivable-
    Participants                                  357,010          145,496         279,897          355,133           132,720
    Company                                             -                -               -                -                 -
                                              -----------      -----------     -----------      -----------       -----------
          Total contributions receivable          357,010          145,496         279,897          355,133           132,720

  Due from Preferred Stock Fund- Unallocated            -                -               -                -                 -
  Dividend receivable                                   -                -               -                -                 -
  Cash                                                  -                -               -                -                 -
                                              -----------      -----------     -----------      -----------       -----------
          Total assets                         70,628,808       27,052,949      63,193,661       51,412,351        15,474,016
                                              -----------      -----------     -----------      -----------       -----------

LIABILITIES:
  Notes payable                                         -                -               -                -                 -
  Accrued interest payable                              -                -               -                -                 -
  Due to Preferred Stock Fund- Allocated                -                -               -                -                 -
  Due to Company                                        -                -               -                -                 -
                                              -----------      -----------     -----------      -----------       -----------
          Total liabilities                             -                -               -                -                 -
                                              -----------      -----------     -----------      -----------       -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS        $70,628,808      $27,052,949     $63,193,661      $51,412,351       $15,474,016
                                              ===========      ===========     ===========      ===========       ===========

                                                                              Participant Directed
                                                  ------------------------------------------------------------------------------
                                                                                                                    Retirement
                                                                                                  Retirement         Strategy
                                                    Equity        Bond          U.S. Treasury      Strategy           Trust-
                                                     Index        Index         Money Market        Trust-          Conservative
                                                     Trust        Trust             Trust          Balanced           Growth
                                                  -----------    --------       -------------    ------------      -------------
ASSETS:
  Investments, at fair value-
    Mutual Funds                                  $        -       $      -          $         -    $         -        $        -
    Common Trust Funds                             1,872,055        510,721           50,927,186      7,338,683         1,836,594
    Participant Loans                                      -              -                    -              -                 -
    Corporate Equity                                       -              -                    -              -                 -
                                                  ----------       --------          -----------      ----------       ----------
          Total investments                        1,872,055        510,721           50,927,186      7,338,683         1,836,594

  Contributions receivable-
    Participants                                      33,398         10,469              254,711         87,121            28,783
    Company                                                -              -                    -              -                 -
                                                  ----------       --------          -----------      ----------       ----------

          Total contributions receivable              33,398         10,469              254,711         87,121            28,783

  Due from Preferred Stock Fund- Unallocated               -              -                    -              -                 -
  Dividend receivable                                      -              -                    -              -                 -
  Cash                                                     -              -                    -              -                 -
                                                  ----------       --------          -----------      ----------       ----------
          Total assets                             1,905,453        521,190           51,181,897      7,425,804         1,865,377
                                                  ----------       --------          -----------      ----------       ----------

LIABILITIES:
  Notes payable                                            -              -                    -              -                 -
  Accrued interest payable                                 -              -                    -              -                 -
  Due to Preferred Stock Fund- Allocated                   -              -                    -              -                 -
  Due to Company                                           -              -                    -              -                 -
                                                  ----------       --------          -----------      ----------       ----------
          Total liabilities                                -              -                    -              -                 -
                                                  ----------       --------          -----------      ----------       ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS            $1,905,453       $521,190          $51,181,897      $7,425,804       $1,865,377
                                                  ==========       ========          ===========      ==========       ==========

                                                                  Participant Directed
                                                     ----------------------------------------------
                                                     Retirement
                                                      Strategy
                                                        Trust-         CNF Common
                                                     Income Plus       Stock Fund        Loan Fund
                                                     -----------       ----------       -----------
ASSETS:
  Investments, at fair value-
    Mutual Funds                                        $      -       $         -       $          -
    Common Trust Funds                                   508,047                 -                  -
    Participant Loans                                          -                 -         19,948,131
    CNF Equity                                                 -         7,422,576                  -
                                                        --------        ----------        -----------
          Total investments                              508,047         7,422,576         19,948,131

  Contributions receivable-
    Participants                                          16,982            46,176                  -
    Company                                                    -                 -                  -
                                                        --------        ----------        -----------
          Total contributions receivable                  16,982            46,176                  -

  Due from Preferred Stock Fund- Unallocated                   -                 -                  -
  Dividend receivable                                          -                 -                  -
  Cash                                                         -                 -                  -
                                                        --------        ----------        -----------
          Total assets                                   525,029         7,468,752         19,948,131
                                                        --------        ----------        -----------

LIABILITIES:
  Notes payable                                                -                 -                  -
  Accrued interest payable                                     -                 -                  -
  Due to Preferred Stock Fund- Allocated                       -                 -                  -
  Due to Company                                               -                 -                  -
                                                        --------        ----------        -----------
          Total liabilities                                    -                 -                  -
                                                        --------        ----------        -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                  $525,029        $7,468,752        $19,948,131
                                                        ========        ==========        ===========


                                                                                  Non-Participant Directed
                                                  ----------     -----------------------------------------------------------------
                                                     ESOP                        Preferred          Preferred
                                                    Common       CNF Common     Stock Fund-        Stock Fund-
                                                  Stock Fund     Stock Fund      Allocated         Unallocated           Total
                                                  ----------     ----------     -----------        -----------       -------------
ASSETS:
  Investments, at fair value-
    Mutual Funds                                  $         -    $         -    $         -        $          -      $226,491,529
    Common Trust Funds                                      -              -              -                   -        62,993,286
    Participant Loans                                       -              -              -                   -        19,948,131
    CNF Equity                                     13,459,767     19,043,615     33,215,905         134,086,017       207,227,880
                                                   -----------   -----------    -----------        ------------      ------------
          Total investments                        13,459,767     19,043,615     33,215,905         134,086,017       516,660,826
  Contributions receivable-
    Participants                                            -              -              -                   -         1,747,896
    Company                                                 -      1,502,222              -             218,966         1,721,188
                                                   -----------    ----------    -----------        ------------      ------------
          Total contributions receivable                    -      1,502,222              -             218,966         3,469,084

  Due from Preferred Stock Fund- Unallocated                -              -      2,189,540                   -         2,189,540
  Dividend receivable                                       -              -              -           6,194,442         6,194,442
  Cash                                                      -         46,383              -                   -            46,383
                                                   -----------    -----------   -----------        ------------      ------------
          Total assets                             13,459,767     20,592,220     35,405,445         140,499,425       528,560,275
                                                   -----------   -----------    -----------        ------------      ------------
LIABILITIES:
  Notes payable                                             -              -              -        (149,000,000)     (149,000,000)
  Accrued interest payable                                  -              -              -          (6,413,408)       (6,413,408)
  Due to Preferred Stock Fund- Allocated                    -              -              -          (2,189,540)       (2,189,540)
  Due to Company                                            -              -              -              (9,863)           (9,863)
                                                   -----------   -----------    -----------        ------------      ------------
          Total liabilities                                 -              -              -        (157,612,811)     (157,612,811)
                                                   -----------   -----------    -----------        ------------      ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS             $13,459,767   $20,592,220    $35,405,445        $(17,113,386)     $370,947,464
                                                   ===========   ===========    ===========        ============      ============

The accompanying notes are an integral part of this statement.

                                                                             CNF TRANSPORTATION INC.
                                                                    (FORMERLY CONSOLIDATED FREIGHTWAYS, INC.)

                                                                              THRIFT AND STOCK PLAN


                                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                                                 Participant Directed
                    ----------------------------------------------------------------------------------------------------------------



                                                                                                               U.S.      Retirement
                                                          Science and                 Equity      Bond       Treasury     Strategy
                      Growth     New Income    Equity     Technology   International   Index     Index         Money       Trust-
                     Stock Fund     Fund     Income Fund    Fund        Stock Fund     Trust     Trust      Market Trust  Balanced
                     ----------     ----     -----------    ----        ----------     -----     -----      ------------  --------

ADDITIONS:
  Participant
    contributions   $10,206,994 $ 3,458,800   $7,942,153  $10,425,676  $ 3,923,969   $1,094,491 $ 365,447   $6,861,468 $ 2,644,311
  Company
    contributions             -           -            -            -            -            -         -            -           -
  Allocation of
    preferred
    shares to
    participants              -           -            -            -            -            -         -            -           -
  Dividend and
    interest
    income            4,721,683   1,696,186    3,965,925    4,710,866      401,218            -         -    2,471,654           -
  Net appreciation
    (depreciation)
    in fair value    10,853,476  (1,047,193)   9,206,845    3,986,513    2,283,517      682,092    33,459            -   1,183,697
    of investments
  Transfers in
    from other
    plans                17,254       4,073       16,561       16,531        5,188        4,235         -          605       4,157
                    ------------ ----------- ------------ ------------ -----------   ----------   -------   ---------- -----------
     Total
       additions     25,799,407   4,111,866   21,131,484   19,139,586    6,613,892    1,780,818   398,906    9,333,727   3,832,165
                    ------------ ----------- ------------ ------------ -----------   ----------  --------   ---------- -----------

DEDUCTIONS:
  Conversion -
    CFC transfer
    out (Note 1)    (30,322,511) (8,488,283) (28,020,893) (23,109,772)  (6,636,255)  (1,628,632) (258,873) (17,259,403) (2,048,172)
  Distributions to
    participants     (3,649,489) (1,157,487)  (3,114,111)  (2,412,942)    (701,818)    (290,247)  (36,672)  (4,268,910)   (389,484)
  Allocation of
    preferred
    shares to
    participants              -           -            -            -            -            -         -            -           -
  Interest expense            -           -            -            -            -            -         -            -           -
                    ------------ ----------- ------------ ------------ -----------   ----------  --------    --------- -----------
     Total
       deductions   (33,972,000) (9,645,770) (31,135,004) (25,522,714)  (7,338,073)  (1,918,879) (295,545) (21,528,313) (2,437,656)
                    ------------ ----------- ------------ ------------ -----------   ----------  --------    --------- -----------
INTERFUND
  TRANSFERS, net     (2,630,934) (2,929,200)    (610,748)  (1,304,420)     408,148    1,123,263    84,113   (2,607,476)   (124,377)
                    ------------ ----------- ------------ ------------ -----------   ----------  --------    --------- -----------
     Net increase
      (decrease)     (10,803,527) (8,463,104) (10,614,268)  (7,687,548)    (316,033)     985,202   187,474  (14,802,062)  1,270,132
                    ------------ ----------- ------------ ------------ -----------   ----------  --------    --------- -----------
NET ASSETS
  AVAILABLE FOR
  PLAN BENEFITS,
  December 31,
  1995               70,628,808  27,052,949   63,193,661   51,412,351   15,474,016    1,905,453   521,190   51,181,897   7,425,804
                   ------------ ----------- ------------ ------------  -----------  ----------- ---------   ---------- -----------
NET ASSETS
  AVAILABLE FOR
  PLAN BENEFITS,
  December 31,
  1996               $59,825,281 $18,589,845  $52,579,393 $ 43,724,803 $15,157,983   $2,890,655 $ 708,664  $36,379,835 $ 8,695,936
                    ============ =========== ============ ============ ===========  =========== =========   ========== ===========

                                         Participant Directed                               Non-Participant Directed
                       -----------------------------------------------------------   ------------------------------------
                      Retirement
                       Strategy   Retirement
                        Trust-     Strategy       CNF         CFC                       ESOP         CNF          CFC
                      Conservative  Trust-       Common      Common                    Common       Common      Common
                        Growth     Income Plus  Stock Fund  Stock Fund   Loan Fund   Stock Fund   Stock Fund   Stock Fund
                        ------     -----------  ----------  ----------   ---------   ----------   ----------   ----------
ADDITIONS:
  Participant
    contributions   $1,100,854  $  537,337  $  1,322,281    $     -      $        -   $        -   $        -    $      -
  Company
    contributions            -           -             -          -               -            -    6,414,449           -
  Allocation of
    preferred
    shares to
    participants             -           -             -          -               -            -            -           -
  Dividend and
    interest
    income                   -           -       103,201          -       2,136,776      146,470      341,975           -
  Net appreciation
    (depreciation)
    in fair value      430,322      89,997     2,807,156  1,488,175               -   (1,004,370)  (1,963,587)    378,271
    of investments
  Transfers in
    from other
    plans                5,143          40             -          -               -            -           -           -
                      ----------- ----------  ------------ ----------   ------------ ------------ ----------- -----------
     Total
       additions     1,536,319     627,374     4,232,638   1,488,175     2,136,776     (857,900)  4,792,837     378,271
                      ----------- ----------  ------------ ----------   ------------ ------------ ----------- -----------

DEDUCTIONS:
  Conversion -
  CFC transfer
     out (Note 1)       (901,875)   (99,755)  (25,157,835)   (455,722)   (8,999,251)           -           -  (1,925,553)
  Distributions
    to participants     (131,758)   (49,260)     (289,389)       (203)   (1,664,951)    (584,994) (2,414,583)          -
  Allocation of
    preferred
    shares to
    participants               -          -             -           -             -            -           -           -
  Interest expense             -          -             -           -             -            -           -           -
                      ----------- ----------  ------------ ----------   ------------ ------------ ----------- -----------
     Total
       deductions     (1,033,633)  (149,015)  (25,447,224)   (455,925)  (10,664,202)    (584,994) (2,414,583) (1,925,553)
                      ----------- ----------  ------------ ----------   ------------ ------------ ----------- -----------


INTERFUND
  TRANSFERS, net         468,229     (1,898)   18,621,494   3,947,488     9,129,529  (12,016,873) (1,040,945)  1,547,282
                      ----------- ----------  ------------ ----------   ------------ ------------ ----------- -----------
     Net increase        970,915    476,461    (2,593,092)  4,979,738       602,103  (13,459,767)  1,337,309           -
      (decrease)     ----------- ----------  ------------ ----------   ------------ ------------ ----------- -----------
NET ASSETS
  AVAILABLE FOR
  PLAN BENEFITS,
  December 31,
  1995                 1,865,377    525,029     7,468,752           -    19,948,131   13,459,767  20,592,220           -
                      ----------- ----------  ------------ ----------   ------------ ------------ ----------- -----------
NET ASSETS
  AVAILABLE FOR
  PLAN BENEFITS,
  December 31,
  1996                $2,836,292 $1,001,490   $ 4,875,660  $4,979,738   $ 20,550,234  $         - $21,929,529   $      -
                      =========== ==========  ============ ==========   ============ ============ =========== ===========

                             Non-Participant Directed
                      ----------------------------------------
                      Preferred    Preferred
                     Stock Fund-  Stock Fund-
                      Allocated   Unallocated         Total
                      ---------   -----------     ------------

ADDITIONS:
  Participant
    contributions    $        -   $         -      49,883,781
  Company
    contributions             -     2,547,821       8,962,270
  Allocation of
    preferred
    shares to
    participants       6,211,836            -       6,211,836
  Dividend and
    interest
    income                     -   12,288,110      32,984,064
  Net appreciation
    (depreciation)
    in fair value
    of investments       383,462    4,744,869      34,536,701
  Transfers in
    from other
    plans                      -            -          73,787
                     -----------  -----------   -------------
     Total
       additions       6,595,298   19,580,800     132,652,439
                     -----------  -----------   -------------

DEDUCTIONS:
  Conversion -
  CFC transfer out             -            -    (155,312,785)
    (Note 1)
  Distributions
  to participants              -            -     (21,156,298)

  Allocation of
    preferred
    shares to
    participants               -   (6,211,836)     (6,211,836)
  Interest expense             -  (12,735,931)    (12,735,931)
                     ------------ ------------   ------------
     Total
       deductions              -  (18,947,767)   (195,416,850)
                     ------------ ------------   ------------

INTERFUND
  TRANSFERS, net     (12,062,675)           -               -
                     ------------ ------------   ------------
     Net increase     (5,467,377)     633,033    (62,764,411)
       (decrease)    ------------ ------------   ------------
NET ASSETS
  AVAILABLE FOR
  PLAN BENEFITS,
  December 31,
  1995                35,405,445  (17,113,386)    370,947,464
                     ----------- ------------    ------------
NET ASSETS
  AVAILABLE FOR
  PLAN BENEFITS,
  December 31,
  1996               $29,938,068 $(16,480,353)  $ 308,183,053
                     =========== ============   =============


The accompanying notes are an integral part of this statement.

                            CNF TRANSPORTATION INC.
                            ------------------------
                    (FORMERLY CONSOLIDATED FREIGHTWAYS, INC.)
                    -----------------------------------------

                              THRIFT AND STOCK PLAN
                              ---------------------


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                   -------------------------------------------

                        AS OF DECEMBER 31, 1996 AND 1995
                        --------------------------------



1.  DESCRIPTION OF PLAN:
    --------------------

The following description of the CNF Transportation Inc. (formerly Consolidated Freightways, Inc.) Thrift and Stock Plan (the Plan) is provided for general information purposes only. Participants should refer to the Employee Benefits Handbook for more complete information.

General
-------

CNF Transportation Inc. (the Company) established the Consolidated Freightways, Inc. (CFI) Retirement Savings Plan, effective January 1, 1984, for the purpose of providing retirement benefits for the employees of the Company. The Plan has been amended several times since its inception. Effective January 1, 1988, the Company amended and restated the Retirement Savings Plan as the Thrift Plan. Effective June 30, 1988, the Thrift Plan was amended to include the former Consolidated Freightways, Inc. Employee Stock Ownership Plan (ESOP). Effective May 1, 1989, the Company amended and restated the Thrift Plan as the Thrift and Stock Plan. Effective January 1, 1991, the Thrift and Stock Plan was amended to provide for the transfer to the Plan of certain accounts of the Purolator Stock Ownership/Savings Plan and the merger of the Emery Personal Retirement Account. The restated Thrift and Stock Plan consists of a profit-sharing portion and a stock bonus portion thereby offering eligible employees the opportunity to save for their retirement and to increase their proprietary interest in the Company by accumulating Company stock.

On December 2, 1996, the Company distributed to shareholders two shares of common stock of Consolidated Freightways Corporation (CFC), the Company's former Longhaul, less-than-truckload carrier, for every one share of CNF common stock (the Spin-off). In connection with the Spin-off, CFC participant account balances and loans outstanding totaling $146,313,534 and $8,999,251, respectively, were transferred out of the Plan to a similar qualified plan of CFC.

The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code (the Code), with a salary deferral feature qualified under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Employees are eligible to participate in the Plan if the participant is not covered by a collective bargaining agreement, is not a leased employee or is not a nonresident alien.

Overall responsibility for administering the Plan rests with the CNF Transportation Inc. Administrative Committee (the Committee) which is appointed by the Chief Executive Officer of the Company. The Administrative Committee reports directly to the Compensation Committee of the Company's Board of Directors. The Plan's trustee, T. Rowe Price (the Trustee), is responsible for the management and control of the Plan's assets.

Contributions
-------------

Participants may contribute up to 15% of their compensation, as defined by the Plan and subject to certain limitations. The Company makes matching contributions equal to 50% of a participant's contribution, but not exceeding 1.5% of the participant's compensation, as defined. Company contributions are in the form of allocations of the Company's Series B Cumulative Convertible Preferred Stock (Preferred Stock) and CNF Transportation Inc. Common Stock (Common Stock) or in the form of cash. Cash dividends on Preferred Stock are used to repay the notes payable (refer to Note 4). Participants are allocated additional Preferred Stock as a substitute for the cash dividends used for debt service. The Company will make an additional cash contribution to the Preferred Stock Fund - Unallocated when debt service requirements exceed preferred cash dividends received by the Plan. This additional Company contribution was $2,547,821 for the year ended December 31, 1996, as reported in the accompanying financial statements.

Participant Accounts
--------------------

The Plan allows participants to select the type of investment fund in which to invest their contributions. The Company's matching contribution cannot be directed by the participant and is deposited into the non-participant directed Preferred Stock Fund - Allocated and CNF Common Stock Fund. Upon reaching age 55 and having completed at least 10 years of participation in the Plan, the participant may elect once each year to transfer up to 100% of his/her assets from the CNF Common Stock Fund and Preferred Stock Fund - Allocated to investment options other than Company stock.

Allocations of the Company's matching contribution are based upon a percentage of participant contributions as described above. Allocations of net Plan earnings are based upon participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participants' vested account.

Vesting
-------

Participants' contributions plus earnings thereon are immediately vested. The Company's matching contributions are fully vested when credited to the participants' account, which occurs quarterly beginning at the end of the quarter in which the participant completes two years of service with the Company.

Participant Loans
-----------------

The Plan has a loan provision allowing participants access to funds on a tax-free basis. Loans are allowed to the extent of the employee contributions and can generally be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of the employee's vested account balance. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Loan Fund. Loans can be made for a term not to exceed 4-1/2 years and bear interest at a rate determined by the loan committee (prime rate plus 1%). Loans outstanding at December 31, 1996 and 1995 bear interest at rates ranging from 7% to 11%. Principal and interest are paid ratably through payroll deductions.

Terminations and Withdrawals
----------------------------

Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a distribution of their account upon attaining early retirement age (age 55). Other types of withdrawals are permitted by the Plan in limited situations. A participant can elect to have his/her account distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except that (1) the participants' accounts invested in Common Stock can, at the direction of the participant, be paid in shares and (2) the participants' allocation of Preferred Stock will be converted into shares of Common Stock and can, at the direction of the participant, be paid in shares or in cash.

Plan Termination
----------------

Although the Company has no intention of terminating the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, the net assets of the Plan shall be distributed to each participant in the amount credited to his/her account.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
    -------------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements have been prepared using the accrual method of accounting.

Financial Instruments
---------------------

The investments in the accompanying financial statements are stated at quoted market prices which approximate fair value as of December 31, 1996 and 1995 except for (1) participant loans outstanding which are valued at cost which approximates fair value and (2) Preferred Stock which does not have a quoted market value but which is stated at fair value as determined by an annual independent appraisal.

The notes payable in the accompanying financial statements are stated at their carrying value. The fair value of the notes payable as of December 31, 1996 and 1995 was approximately $166,000,000 for both years. Fair value is calculated based on the expected future payments discounted at market rates.

Income Recognition
------------------

The difference in market value from one period to the next is included in net appreciation in fair value of investments in the accompanying statement of changes in net assets available for plan benefits with fund information. The net appreciation in fair value of investments also includes realized gains and losses.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade date basis.

Operating Expenses
------------------

During 1996, all administrative expenses of the Plan were paid by the Company.

Payment of Benefits
-------------------

Benefits paid to participants are recorded upon distribution.

Estimates
---------

Management makes estimates and assumptions when preparing the financial statements in conformity with generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates.

3.  INVESTMENTS:
    ------------

The Plan allows participants to select the type of investment fund in which to invest their contributions. A description of each investment option follows:

     Growth Stock Fund - This fund invests primarily in common stocks of
     -----------------
     well-established growth companies whose earnings have grown faster than the rate of inflation and the economy in general.

     New Income Fund - This fund invests primarily in corporate bonds, bank
     ---------------
     obligations, U.S. government, and mortgage-backed securities.

     Equity Income Fund - This fund invests primarily in common stocks of
     ------------------
     established companies that pay above-average dividends and have prospects of future dividend increases.

     Science and Technology Fund - This fund invests primarily in stocks of
     ---------------------------
     companies that are expected to benefit from the development, advancement and use of science and technology.

     International Stock Fund - This fund invests primarily in the stocks of
     ------------------------
     established growth companies outside of the United States such as Europe, the Far East, Australia, Canada and other areas.

     Equity Index Trust - This fund invests primarily in common stocks that make
     ------------------
     up the S&P 500 Stock Index.

     Bond Index Trust - This fund invests primarily in U.S. and foreign
     ----------------
     government securities and corporate bonds as well as other securities.

     U.S. Treasury Money Market Trust - This fund invests primarily in
     --------------------------------
     short-term U.S. treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations.

     Retirement Strategy Trust - Balanced - This fund invests primarily in
     ------------------------------------
     domestic and international stocks (60%) and fixed income securities (40%).

     Retirement Strategy Trust - Conservative Growth - This fund invests
     -----------------------------------------------
     primarily in domestic and international stocks (80%) and fixed income securities (20%).

     Retirement Strategy Trust - Income Plus - This fund invests primarily in
     ---------------------------------------
     fixed income securities (60%) and common stocks (40%).

     CNF Common Stock Fund - This fund invests in the common stock of CNF
     ---------------------
     Transportation Inc.

     CFC Common Stock Fund - This fund invests in the common stock of
     ---------------------
     Consolidated Freightways Corporation. It was initially established to receive the CFC stock, for participants employed by CNF, which was issued in connection with the Spin-off. Participants have three years to direct balances out of this fund after which the Administrative Committee will transfer the assets into an alternative participant-directed investment fund.

The Plan also includes non-participant directed investments which are described as follows:

     CNF Common Stock Fund - This fund invests in the common stock of CNF
     ---------------------
     Transportation Inc.

     ESOP Common Stock Fund - This fund represented an investment in the
     ----------------------
     common stock of CNF Transportation Inc. When the Plan was amended and restated to include the former Consolidated Freightways, Inc. ESOP., this fund investment was transferred into the Plan. In 1996, the Company transferred the fund's assets from the ESOP Common Stock Fund to the CNF Common Stock Fund.

     CFC Common Stock Fund - This fund invested in the common stock of
     ---------------------
     Consolidated Freightways Corporation for participants employed by CFC received in connection with the Spin-off. The stock received from the Spin-off was subsequently transferred to the CFC plan.

     Preferred Stock Fund - Allocated and Preferred Stock Fund - Unallocated -
     ---------------------------------------------------------------------
     These funds invest in the Series B Cumulative Convertible Preferred Stock of CNF Transportation Inc.

In May 1989, the Plan purchased 986,259 shares of the Company's Series B Cumulative Convertible Preferred Stock (Series B stock) for $150,009,863 using proceeds from the issuance of notes (Note 4). The Preferred Stock is issuable only to the Plan Trustee. The shares are held by the Trustee and allocated to participant accounts. Upon allocation, the shares are used to pay the Preferred Stock cash dividend on shares previously allocated to the participants with the remainder used to offset the Company's matching contribution requirement. In connection with the termination of an employee's participation in the Plan, the Preferred Stock is automatically converted into Common Stock at a rate generally equal to that number of shares of Common Stock that could be purchased for $152.10, but not less than the minimum conversion rate of 4.708 shares of Common Stock for each share of Preferred Stock. At December 31, 1996 and 1995, 163,596 and 201,979 Preferred Shares, respectively, had been allocated to participants and 711,595 and 752,433 shares, respectively, were unallocated and were pledged as collateral against the Plan Notes. In connection with the Spin-off of CFC, 67,222 allocated shares held by CFC participants were converted to common stock and transferred to the CFC plan.

4.  NOTES PAYABLE:
    --------------

On July 18, 1989, the Plan completed the sale of $150,000,000 in aggregate principal amount of notes (the Plan Notes) to a group of institutional investors. The original Plan Notes consisted of $88,000,000 of Series A and $62,000,000 of Series B Notes. The proceeds from the sale of the Plan Notes were used to repay the $150,000,000 bridge loan from the Company to the Plan which had earlier been made to finance the purchase of the Preferred Stock. The Company has guaranteed repayment of the Plan Notes. Of the remaining $146,900,000 notes, $115,062,500 are subject to earlier repurchase by the Company at the option of the holders, with a yield protection penalty, in the event the Company's long-term senior unsecured indebtedness should be rated by both Moody's and Standard & Poor's as below investment grade. Of the remaining $84,900,000 of the Series A TASP Notes, the terms of $31,837,500 of these notes have been modified to exclude the holder's early repurchase option. In exchange, the interest rates on the notes were enhanced by .5% to 9.0% per annum. The other $53,062,500 in Series A Notes bear interest at 8.4% per annum. The $62,000,000 Series B Notes bear interest at 8.5% per annum and are repayable in variable annual installments from January 1, 2007 to January 1, 2009. The interest expense on the Plan Notes is payable semiannually on January 1 and July 1 and is subject to adjustment in certain circumstances including some changes in applicable tax laws. Principal payments on the TASP notes were $2,100,000 and $1,000,000 for the years ended December 31, 1996 and 1995, respectively.

Future maturities of the notes payable to be paid from preferred cash dividends and/or additional cash contributions from the Company are as follows:

                                                 Restructured
                              Series A             Series A           Series B
                              --------             --------           --------

           1997             $ 1,937,500         $ 1,162,500         $        -
           1998               2,625,000           1,575,000                  -
           1999               3,250,000           1,950,000                  -
           2000               4,000,000           2,400,000                  -
           2001               4,687,500           2,812,500                  -
        Thereafter           36,562,500          21,937,500          62,000,000
                            -----------         -----------         -----------
                            $53,062,500         $31,837,500         $62,000,000
                            ===========         ===========         ===========

5.  INCOME TAX STATUS:
    ------------------

The Internal Revenue Service has determined and informed the Company by a letter dated December 26, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Code. Therefore, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

6.  RELATED PARTY TRANSACTIONS:
    ---------------------------

Certain Plan investments are shares in funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these investments and investment transactions qualify as party-in-interest.

                                                            SCHEDULE I

                             CNF TRANSPORTATION INC.
                             -----------------------
                    (FORMERLY CONSOLIDATED FREIGHTWAYS, INC.)
                    -----------------------------------------

                              THRIFT AND STOCK PLAN
                              ---------------------


                                 EIN 94-1444798
                                 --------------

                                 PLAN NUMBER 003
                                 ---------------

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ----------------------------------------------------------

                             AS OF DECEMBER 31, 1996
                             -----------------------



 Identity of Issue             Description of Investment Including
 Borrower, Lessor               Maturity Date, Rate of Interest,                                                         Current
   Similar Party                Collateral, Par or Maturity Value                                          Cost            Value
------------------            ----------------------------------------------------------              ------------     ------------
                               Mutual Funds:
*T. Rowe Price                    Growth Stock Fund (2,276,972.691 shares)                            $ 48,153,727     $ 59,611,145
*T. Rowe Price                    New Income Fund (2,083,464.544 shares)                                18,431,247       18,522,000
*T. Rowe Price                    Equity Income Fund (2,324,766.656 shares)                             40,869,121       52,400,240
*T. Rowe Price                    Science and Technology Fund (1,464,242.781 shares)                    38,650,957       43,503,247
*T. Rowe Price                    International Stock Fund (1,092,720.042 shares)                       13,367,233       15,079,537

                               Common Trust Funds:
*T. Rowe Price                    Equity Index Trust (153,727.422 shares)                                2,403,648        2,857,793
*T. Rowe Price                    Bond Index Trust (54,064.942 shares)                                     659,260          702,304
*T. Rowe Price                    U.S. Treasury Money Market Trust (36,237,785.420 shares)              36,237,785       36,237,785
*T. Rowe Price                    Retirement Strategy Trust-Balanced (605,820.026 shares)                7,027,478        8,645,052
*T. Rowe Price                    Retirement Strategy Trust-Conservative Growth (191,316.291 shares)     2,351,511        2,806,610
*T. Rowe Price                    Retirement Strategy Trust-Income Plus (75,010.503 shares)                892,342          990,889
 Consolidated
  Freightways Corp.               CFC Common Stock Fund (561,097.272 shares)                             3,545,067        4,979,738

                               Participant Loans:
*Plan Participants                Participant loans with interest from 7% to 11% and maturity dates
                                     from 1/97 to 6/01                                                  20,550,234       20,550,234

                               Common Stock:
*CNF Transportation Inc.          CNF Common Stock Fund - Participant Directed (217,939.687 shares)      4,443,835        4,849,158
*CNF Transportation Inc.          CNF Common Stock Fund - Non-partipant Directed (922,426.151 shares)   17,947,889       20,523,982

                               Preferred Stock:
*CNF Transportation Inc.          Preferred Stock Fund - Allocated (163,596.000 shares)                 22,913,384       27,968,500
*CNF Transportation Inc.          Preferred Stock Fund - Unallocated (711,595.397 Shares)              110,203,228      132,191,526
                                                                                                      ------------     ------------
                                                                                                      $388,647,946     $452,419,740
                                                                                                      ============     ============

*Represents a party-in-interest as of December 31, 1996.

Note:  Cost is calculated using the moving average method.



         The accompanying notes are an integral part of this schedule.

                           CNF TRANSPORTATION, INC.
                           ------------------------
                   (FORMERLY CONSOLIDATED FREIGHTWAYS, INC.)
                   -----------------------------------------

                             THRIFT AND STOCK PLAN
                             ---------------------

                                BIN 94-1444790
                                --------------

                                PLAN NUMBER 008
                                ---------------

                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                ----------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1996
                     ------------------------------------

CATEGORY (III) - Series of transactions involving securities of the same issue
------------------------------------------------------------------------------
that in the aggregate exceed 5% of the net Plan assets as of the beginning of
-----------------------------------------------------------------------------
the year:
--------

                                                                              Number of
Identity of                                                              -------------------             Purchase         Selling
Party Involved                    Description of Asset                   Purchases     Sales               Price           Price
-----------------------------  --------------------------                ---------     ------         -------------    -------------
                               Mutual Funds:
*T. Rowe Price                   International Stock Fund                  131            -           $ 9,756,091      $         -
*T. Rowe Price                   International Stock Fund                    -          112                     -       12,301,368
*T. Rowe Price                   New Income Fund                            74                          6,946,038                -
*T. Rowe Price                   New Income Fund                             -          205                     -       14,204,298
*T. Rowe Price                   Bond Index Fund                            97            -               866,657                -
*T. Rowe Price                   Bond Index Fund                             -           99                     -          708,533
*T. Rowe Price                   U.S. Treasury Money Market Fund           113            -            27,365,483                -
*T. Rowe Price                   U.S. Treasury Money Market Fund             -          131                     -       42,452,887
*T. Rowe Price                   Science and Technology Fund               127            -            31,987,710                -
*T. Rowe Price                   Science and Technology Fund                 -          118                     -       43,528,194
*T. Rowe Price                   Retirement Strategy Trust-Balanced         91            -             3,824,384                -
*T. Rowe Price                   Retirement Strategy Trust-Balanced          -          130                     -        3,701,711
*T. Rowe Price                   Equity Income Fund                        120            -            20,393,903                -
*T. Rowe Price                   Equity Income Fund                          -          125                     -       40,114,273
*T. Rowe Price                   Retirement Strategy Trust-Income Plus      82            -               808,432                -
*T. Rowe Price                   Retirement Strategy Trust-Income Plus       -           87                     -          415,587
*T. Rowe Price                   Retirement Strategy-Conservative Growth   110            -             2,106,129                -
*T. Rowe Price                   Retirement Strategy-Conservative Growth     -           90                     -        1,566,435

                                 Corporate Equity:
*CNF Transportation Inc.            Common Stock                           262            -            67,091,621                -
*CNF Transportation Inc.            Common Stock                             -          488                     -       78,403,783


                                                                            Expense                    Current Value
Identity of                                                    Lease     Incurred with      Cost of    Incurred with      Net Gain
Party Involved     Description of Asset                        Rental    Transactions        Asset      Transactions      or (Loss)
----------------   --------------------------                  ------    -------------    -----------  -------------     -----------
                       Mutual Funds:
*T. Rowe Price           International Stock Fund              $    -        $  -         $ 9,756,091   $ 9,756,091               -
*T. Rowe Price           International Stock Fund                   -           -          11,015,813    12,301,368       1,285,555
*T. Rowe Price           New Income Fund                            -           -           6,946,038     6,946,038               -
*T. Rowe Price           New Income Fund                            -           -          14,110,845    14,284,298         173,453
*T. Rowe Price           Bond Index Fund                            -           -             866,657       866,657               -
*T. Rowe Price           Bond Index Fund                            -           -             678,709       708,533          29,824
*T. Rowe Price           U.S. Treasury Money Market Fund            -           -          27,365,483    27,365,483               -
*T. Rowe Price           U.S. Treasury Money Market Fund            -           -          42,054,884    42,452,887         398,003
*T. Rowe Price           Science and Technology Fund                -           -          31,987,710    31,987,710               -
*T. Rowe Price           Science and Technology Fund                -           -          34,888,253    43,528,194       8,639,941
*T. Rowe Price           Retirement Strategy Trust-Balanced         -           -           3,824,384     3,824,384               -
*T. Rowe Price           Retirement Strategy Trust-Balanced         -           -           3,023,674     3,701,711         678,037
*T. Rowe Price           Equity Income Fund                         -           -          20,393,903    20,393,903               -
*T. Rowe Price           Equity Income Fund                         -           -          30,266,289    40,114,273       9,847,984
*T. Rowe Price           Retirement Strategy Trust-Income Plus      -           -             808,432       808,432               -
*T. Rowe Price           Retirement Strategy Trust-Income Plus      -           -             384,118       415,587          31,469
*T. Rowe Price           Retirement Strategy-Conservative Growth    -           -           2,106,129     2,106,129               -
*T. Rowe Price           Retirement Strategy-Conservative Growth    -                       1,353,498     1,566,435         212,937

                         Corporate Equity:
*CNF Transportation Inc.    Common Stock                            -           -          67,091,621    67,091,621               -
*CNF Transportation Inc.    Common Stock                            -           -          74,802,357    78,408,783       3,606,426
*Represents a party-in-interest transaction for the year ended December 31, 1996.
Note: Cost is calculated using the moving average method.

         The accompanying notes are an integral part of this Schedule.